Exhibit (a)(5)(E)

Viatris Closes Acquisitions of Oyster Point Pharma and Famy Life Sciences, Establishing New Viatris Eye Care Division

Division Combines Oyster Point Pharma’s Eye Care Expertise with Famy Life Science’s Phase III-ready Pipeline and Lays Foundation for Viatris to Become a Global Eye Care Leader

Acquisitions Have the Potential to Add at Least $1 Billion in Sales by 2028

Transactions Showcase the Power of Viatris’ Global Healthcare Gateway®

PITTSBURGH – Jan. 3, 2023 – Viatris Inc. (NASDAQ: VTRS), a global healthcare company, today announced that it has closed its acquisitions of Oyster Point Pharma and Famy Life Sciences to establish a new Viatris Eye Care Division. The transaction was first announced on November 7 as part of Viatris’ strategic update. Former Oyster Point Pharma CEO, Jeffrey Nau, Ph.D., MMS, will lead the new division.

Viatris CEO Michael Goettler said: “We are starting the year out strong with the closings of our acquisitions of Oyster Point Pharma and Famy Life Sciences, bringing together our collective commercial expertise, scientific capabilities and global infrastructure to create the Viatris Eye Care Division, which has the potential to deliver even more access to patients and showcases the power of our Global Healthcare Gateway. Viatris has created a performance driven, highly engaging and inclusive culture and we are pleased to welcome our talented, new colleagues to our team. We look forward to continuing to execute against our announced strategic objectives in 2023 that we expect will position Viatris for future growth.”

Jeffrey Nau, Ph.D., MMS, the Head of the newly created Viatris Eye Care Division, said: “We are thrilled to join Viatris and combine with the assets of Famy Life Sciences to form the foundation of the Viatris Eye Care Division. With this combination we are well on our way to expand our portfolio and commercial footprint and create a global eye care leader. We believe that a new leader in the space can meaningfully shape the future of eye care to address the unmet needs of patients with ophthalmic disease and the eye care professionals who take care of them. I would like to personally thank the Oyster Point Pharma team for their hard work and commitment as we join the Viatris family and pursue Viatris’ mission to empower people worldwide to live healthier at every stage of life.”

Under the terms of a definitive agreement, Viatris acquired Oyster Point Pharma for approximately $415 million in cash upfront, which includes the $11 per share paid to Oyster Point Pharma stockholders through a tender offer and the repayment of the principal amount of certain debt of Oyster Point Pharma. In addition, each Oyster Point Pharma stockholder received one non-tradeable contingent value right, representing up to an additional $2 per share, or approximately $60 million in the aggregate, contingent upon Oyster Point Pharma’s achieving certain metrics based on full year 2022 performance, which are expected to be determined in the first quarter of 2023.

The aggregate acquisition price for the Famy Life Sciences business is expected to be approximately $280 million.

About Viatris

Viatris Inc. (NASDAQ: VTRS) is a global healthcare company empowering people worldwide to live healthier at every stage of life. We provide access to medicines, advance sustainable operations, develop innovative solutions and leverage our collective expertise to connect more people to more products and services through our one-of-a-kind Global Healthcare Gateway®. Formed in November 2020, Viatris brings together scientific, manufacturing and distribution expertise with proven regulatory, medical, and commercial capabilities to deliver high-quality medicines to patients in more than 165 countries and territories. Viatris’ portfolio comprises more than 1,400 approved molecules across a wide range of therapeutic areas, spanning both non-communicable and infectious diseases, including globally recognized brands, complex generic and branded medicines and a variety of over-the-counter consumer products. With approximately 37,000 colleagues globally, Viatris is headquartered in the U.S., with global centers in Pittsburgh, Shanghai and Hyderabad, India. Learn more at viatris.com and investor.viatris.com, and connect with us on Twitter at @ViatrisInc, LinkedIn and YouTube.

Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward looking statements may include statements that the acquisitions have the potential to add at least $1 billion in sales by 2028; we are starting the year out strong with the closings of our acquisitions of Oyster Point Pharma and Famy Life Sciences, bringing together our collective commercial expertise, scientific capabilities and global infrastructure to create the Viatris Eye Care Division, which has the potential to deliver even more access to patients and showcases the power of our Global Healthcare Gateway; Viatris has created a performance driven, highly engaging and inclusive culture and we are pleased to welcome our talented, new colleagues to our team; we look forward to continuing to execute against our announced strategic objectives in 2023 that we expect will position Viatris for future growth; with this combination we are well on our way to expand our portfolio and commercial footprint and create a global eye care leader; each Oyster Point stockholder received one non-tradeable contingent value right, representing up to an additional $2 per share or $60 million contingent upon Oyster Point’s achieving certain metrics based on full year 2022 performance, which are expected to be determined in the first quarter of 2023; and the expected aggregate acquisition price for the Famy Life Sciences business. Factors that could cause or contribute to such differences include, but are not limited to: our other strategic initiatives, including potential and completed divestitures and the transactions closed today may not achieve their intended benefits within the expected timeframe or at all; the implementation of our global restructuring initiatives and integration activities being more difficult, time consuming or costly than expected, or being unsuccessful; the potential impact of public health outbreaks, epidemics and pandemics, including the ongoing challenges and uncertainties posed by the COVID-19 pandemic; the Company’s failure to achieve expected or targeted future financial and operating performance and results; actions and decisions of healthcare and pharmaceutical regulators; changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; any regulatory, legal or other impediments to Viatris’ ability to bring new products to market, including but not limited to “at-risk” launches; Viatris’ or its partners’ ability to develop, manufacture, and commercialize products; the scope, timing and outcome of any ongoing legal proceedings, and the impact of any such proceedings; any significant breach of data security or data privacy or disruptions to our information technology systems; risks associated with international operations; the ability to protect intellectual property and preserve intellectual property rights; changes in third-party relationships; the effect of any changes in Viatris’ or its partners’ customer and supplier relationships and customer purchasing patterns; the impacts of competition; changes in the economic and financial conditions of Viatris or its partners; uncertainties and matters beyond the control of management, including general economic conditions; and the other risks described in Viatris’ filings with the Securities and Exchange Commission (SEC). Viatris routinely uses its website as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC’s Regulation Fair Disclosure (Reg FD). Viatris undertakes no obligation to update these statements for revisions or changes after the date of this release other than as required by law.

In particular, the statements in this release that Viatris anticipates these acquisitions have the potential to add at least $1 billion in sales by 2028 relate to Viatris’ Phase II strategy in 2024-2028 and its related goals, targets, forecasts, objectives and commitments (such statements, the “Phase II Outlooks”). Viatris believes that the assumptions used as a basis for these Phase II Outlooks are reasonable based on the information available to management at this time. However, this information is not fact, and you are cautioned not to place undue reliance on any such information. While certain of these statements might use language that imply a level of certainty about the likelihood that Viatris will attain these Phase II Outlooks, it is possible that Viatris will not attain them in the timeframe noted or at all. These Phase II Outlooks reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and cause these Phase II Outlooks not to be achieved, or that may change the underlying variables and assumptions on which these Phase II Outlooks were based and cause these Phase II Outlooks to differ materially, include, but are not limited to, risks and uncertainties relating to our planned acquisitions and divestitures, including whether such transactions are completed on the expected timelines or at all, failure to achieve the anticipated benefits of any acquisitions or divestitures, failure to receive the anticipated cash proceeds of any divestitures, inability to manage base business erosion, failure to bring new products to market on the expected timeframes or at all, failure to execute stock repurchases consistent with current expectations, stock price volatility, higher than anticipated SG&A, gross margins and R&D spend, industry performance, interest rate volatility, foreign exchange rates, tax rates, the regulatory environment and general business and economic conditions, as well as those set forth in the first paragraph of “Forward Looking Statements”. In addition, although certain of the outlooks are presented with numerical specificity, they are still forward-looking statements that involve inherent risks and uncertainties. Further, these Phase II Outlooks cover multiple years and such information by its nature becomes less reliable with each successive year. Accordingly, there can be no assurance that any aspect of these Phase II Outlooks will be realized or that actual results will not differ materially. Therefore, you should construe these statements regarding these Phase II Outlooks only as goals, targets and objectives rather than promises of future performance or absolute statements.

Contacts:

MEDIA	INVESTORS

+1.724.514.1968	Bill Szablewski
Communications@viatris.com	+1.412.707.2866
InvestorRelations@viatris.com
Jennifer Mauer	William.Szablewski@viatris.com
Jennifer.Mauer@viatris.com

Matt Klein
Matthew.Klein@viatris.com

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